Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Riot Platforms, Inc. on Form S-3 (File No. 333-259039 and File No. 333-259212) and Form S-8 (File No. 333-261086, File No. 333-235355, File No. 333-267567, File No. 333-273235, File No. 333-276207 and File No. 333-280587) of our report dated March 2, 2023, with respect to our audits of the consolidated financial statements of Riot Platforms, Inc. and Subsidiaries as of December 31, 2022 and for each of the two years in the period ended December 31, 2022, which report is included in this Current Report on Form 8-K of Riot Platforms, Inc. as of August 9, 2024.

We were dismissed as auditors on May 18, 2023 and, accordingly we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Costa Mesa, California

August 9, 2024